UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2018

Commission File Number 001-16125

ASE Industrial Holding Co., Ltd.
( Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ASE INDUSTRIAL HOLDING CO., LTD.

Date: April 30, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our MOPS filing on April 30, 2018.

SEQ_NO: 3

Date of announcement: 2018/04/30

Time of announcement: 15:16:02

Subject: Announcement of the appointment of the first Compensation Committee members

Date of events: 2018/04/30

To which item it meets: paragraph 6

Statement:

1. Date of occurrence of the change: 2018/04/30

2. Name of the functional committees: Compensation Committee

3. Name and resume of the replaced member: N.A.

4. Name and resume of the new member:

A. Mr. Shen-Fu Yu: Member, Compensation Committee of ASE Inc.

B. Mr. Ta-Lin Hsu: Member, Compensation Committee of ASE Inc.

C. Ms. Hsiao-Ying Ku: Member, Compensation Committee of ASE Inc.

5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”): New appointment

6. Reason of the change: New appointment

7. Original term (from __________ to __________): N.A.

8. Effective date of the new member: 107/04/30

9. Any other matters that need to be specified: None